UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35517 / March 31, 2025

In the Matter of	:
	:
Fidelity Covington Trust	:
Fidelity Management & Research Company LLC	:
Fidelity Distributors Company LLC	:
	:
245 Summer Street, V10E	:
Boston, Massachusetts 02110	:
	:
(812-15606)	:
	:

ORDER UNDER SECTIONS 6(c), 17(b), AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

Fidelity Covington Trust, Fidelity Management & Research Company LLC, and Fidelity
Distributors Company LLC filed an application on July 30, 2024, and amendments to the
application on November 22, 2024, January 16, 2025 and February 24, 2025, requesting an order
to amend a prior order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 thereunder; under
sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of
the Act; and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and
12(d)(1)(B) of the Act,[1] as subsequently amended[2] (the "Prior Order"). The Prior Order
permitted registered open-end investment companies that are actively managed exchange-traded
funds (each a "Fund" or an "ETF") to operate without being subject to a daily portfolio
transparency condition.

---

[1] *See* Fidelity Beach Street Trust, et al., Investment Company Act Release No. 33683 (Nov. 14, 2019) (notice) and
Investment Company Act Release No. 33712 (Dec. 10, 2019) (order). The relief granted under section 12(d)(1)(J) of
the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and
relief under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act
relating to the Section 12(d)(1) Relief, expired on January 19, 2022, except as necessary to allow a Fund's receipt of
Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units,
in accordance terms and conditions in the Prior Order and notwithstanding the limits of Rule 12d1-4(b)(3). *See*
Fund of Funds Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

[2] *See* Fidelity Beach Street Trust, et al., Investment Company Act Release No. 34326 (Jul. 9, 2021) (notice) and
Investment Company Act Release No. 34350 (Aug. 5, 2021) (order).

Under the Prior Order, a Fund could invest only in certain enumerated instruments consisting primarily of domestic exchange-traded equity securities and exchange-traded futures on such equity securities. The Amended Order permits a Fund to invest in other securities and instruments including but not limited to fixed income securities, foreign investments that do not trade contemporaneously with Shares, and derivatives.

On March 3, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35486) (the "Notice"). The Notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Fidelity Covington Trust, *et al.*, (File No. 812-15606),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.